Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration File No. 333-292565
Relating to the
Preliminary Prospectus Supplement
Dated January 20, 2026
(To Prospectus Dated January 8, 2026)

Anteris Technologies Global Corp. Announces Pricing of $200 Million Public Offering

January 20, 2026

MINNEAPOLIS and BRISBANE, Australia, January 20, 2026 (GLOBE NEWSWIRE) -- Anteris Technologies Global Corp. (“Anteris” or the “Company”) (NASDAQ: AVR, ASX: AVR), a global structural heart company committed to designing, developing, and commercializing cutting-edge medical devices to restore healthy heart function, today announced the pricing of its public offering (the “Offering”) of 34,782,609 shares of its common stock (the “Shares”). The Shares are being sold at a public offering price of $5.75 per share. The gross proceeds to the Company from the Offering, prior to deducting underwriting discounts, commissions and estimated offering expenses, are expected to be approximately $200 million. The Offering is expected to close on January 22, 2026, subject to the satisfaction of customary closing conditions.
All Shares to be sold in the Offering are being sold by the Company. In addition, the Company has granted the underwriters a 30-day option to purchase up to an additional 5,217,391 Shares from the Company at the public offering price, less underwriting discounts and commissions.
In addition, pursuant to a stock purchase agreement, dated January 20, 2026, Anteris has agreed to sell to Medtronic plc (through a wholly owned subsidiary) in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended, and at a price per share equal to the public offering price in the Offering, up to $90.0 million of shares of common stock, subject to a minimum purchase of 16.0% of the number of shares of common stock outstanding after the Offering and a maximum purchase of 19.99% of the number of shares of common stock outstanding after the Offering (the “Private Placement”). Completion of the Private Placement is contingent on completion of the Offering; however, the Offering is not contingent on the completion of the Private Placement.
Anteris intends to use the net proceeds from the Offering, together with its existing cash and cash equivalents and the net proceeds from the Private Placement, to support the next stage of growth and advance execution of the Company’s clinical strategy. This includes ongoing recruitment and study execution of the DurAVR® Transcatheter Heart Valve (“DurAVR® THV”) global pivotal trial for patients with severe aortic stenosis (the “PARADIGM Trial”) and expansion of manufacturing capabilities. In addition, a portion of the proceeds is expected to fund ongoing research and development for v2vmedtech, inc., with the balance allocated to working capital and other general corporate purposes determined from time to time.
Barclays, Wells Fargo Securities and Cantor are acting as joint book-running managers for the Offering. Barrenjoey Markets Pty Limited is acting as financial advisor in connection with the Offering to investors in Asia-Pacific and certain other jurisdictions outside of the United States and Canada. Wells Fargo Securities is acting as sole placement agent in connection with the private placement of Anteris’ shares to Medtronic.

The Shares are being offered by the Company pursuant to a shelf registration statement on Form S-3 (the “Form S-3 Registration Statement”) that was filed with the Securities and Exchange Commission (the “SEC”) and declared effective on January 8, 2026. A preliminary prospectus supplement and accompanying prospectus relating to and describing the terms of the Offering have been filed with the SEC and are available on the SEC’s website at www.sec.gov. Copies of the preliminary prospectus supplement and the accompanying prospectus relating to the Offering may be obtained from: Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (888) 603-5847 or by e-mail at barclaysprospectus@broadridge.com; Wells Fargo Securities, LLC, 90 South 7th Street, Minneapolis, MN 55402, by telephone at (800) 645-3751 (option #5), or by email at WFScustomerservice@wellsfargo.com; or Cantor Fitzgerald & Co., by mail at Attention: Capital Markets, 110 East 59th Street, New York, NY 10022, or by email at prospectus@cantor.com.
The shares of common stock offered and sold in the Private Placement have not been registered under the Securities Act or any state’s securities laws. Accordingly, such securities may not be offered or sold in the United States, except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act. The prospectus supplement and the accompanying prospectus related to the Offering are not an offer to sell or a solicitation of an offer to buy any securities in connection with the Private Placement.
This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, and shall not constitute an offer, solicitation or sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. As disclosed in the preliminary prospectus supplement related to the Offering, the underwriters may engage in stabilizing actions or related activities in connection with the Offering.

About Anteris

Anteris Technologies Global Corp. (NASDAQ: AVR, ASX: AVR) is a global structural heart company committed to designing, developing, and commercializing cutting-edge medical devices to restore healthy heart function. Founded in Australia, with a significant presence in Minneapolis, USA, Anteris is a science-driven company with an experienced team of multidisciplinary professionals delivering restorative solutions to structural heart disease patients.
Anteris’ lead product, the DurAVR® THV, was designed in collaboration with the world’s leading interventional cardiologists and cardiac surgeons to treat aortic stenosis – a potentially life-threatening condition resulting from the narrowing of the aortic valve. The balloon-expandable DurAVR® THV is the first biomimetic valve, which is shaped to mimic the performance of a healthy human aortic valve and aims to replicate normal aortic blood flow. DurAVR® THV is made using a single piece of molded ADAPT® tissue, Anteris’ patented anti-calcification tissue technology. ADAPT® tissue, which is FDA-cleared, has been used clinically for over 10 years and distributed for use in over 55,000 patients worldwide. The DurAVR® THV System is comprised of the DurAVR® valve, the ADAPT® tissue, and the balloon-expandable ComASUR® Delivery System. The safety and efficacy of the DurAVR® THV are being evaluated in the PARADIGM Trial (NCT07194265), with the first patients enrolled and implanted with the DurAVR® THV in Denmark during the fourth quarter of 2025.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. Forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “budget,” “target,” “aim,” “strategy,” “plan,” “guidance,” “outlook,” “may,” “should,” “could,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, any statements regarding the Offering and the Private Placement, the anticipated use of the net proceeds of the Offering and the Private Placement, and that the underwriters may engage in stabilizing actions or related activities in connection with the Offering. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described under “Risk Factors” in the Form S-3 Registration Statement and the preliminary prospectus supplement and accompanying prospectus related to the Offering. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law, the Company does not assume any obligation to update any of these forward-looking statements to conform these statements to actual results or revised expectations.

For more information:
Investor Relation	Investor Relations (US)

investors@anteristech.com	mchatterjee@bplifescience.com

Debbie Ormsby	Malini Chatterjee, Ph.D.

Anteris Technologies Global Corp.	Blueprint Life Science Group

+61 1300 550 310 | +61 7 3152 3200	+1 917 330 4269